Exhibit 4.35

TRANSACTION AGREEMENT

This Agreement (this “Agreement”) dated March         , 2002 is by and between EpicEdge, Inc. (the “Company”) and Carl Rose (“Rose”).

RECITALS:

WHEREAS, the Company anticipates closing a debt and equity financing concurrent with or soon after the date hereof (the “Financing”); and

WHEREAS, as a condition precedent to the Financing, the Company and Rose must reach resolution regarding and amend certain terms of historical transactions between Rose and the Company.

AGREEMENT:

NOW THEREFORE, BE IT RESOLVED, for good and valuable consideration, the parties agree as follows:

1.             Contribution of Shares.  In order to induce the investors to undertake the Financing, Rose hereby confirms and agrees that effective November 27, 2001, he contributed 9,085,101 shares of Common Stock of the Company (the “Contributed Shares”) to the Company for no other consideration.  Rose hereby agrees that he has fully, forever, irrevocably and unconditionally waived any right, title and interest to the Contributed Shares.  The Company and Rose agree that Rose shall not, without the prior written consent of the Lenders (as defined in the Note and Preferred Stock Purchase Agreement dated as of March       , 2002 by and among the Company, Edgewater Private Equity Find III, L.P. and the other parties thereto), at any time after the date hereof beneficially own more than 10% of the Company on a fully diluted basis, excluding any shares beneficially owned by Jenta Rose.

2.             Cancellation of Warrant.  Rose hereby confirms and agrees that effective as of the date hereof, that Warrant to purchase 2,000,000 shares of Common Stock of the Company issued by the Company on December 1, 2000 (the “Warrant”) to Rose is hereby cancelled.  Rose hereby fully, forever, irrevocably and unconditionally waives any right, title and interest in the Warrant and the shares he could have received upon exercise of the Warrant.  Rose and the Company hereby represent and warrant that Rose never exercised any portion of the Warrant and the Company never issued any shares of Common Stock thereunder.  On the date hereof, Rose agrees to deliver to the Company the original Warrant for cancellation, or, in the event the Warrant is lost, stolen or destroyed, Rose shall deliver to the Company a lost warrant affidavit in a form reasonably acceptable to the Company, which copy of the original cancelled warrant or lost warrant affidavit is attached hereto as Exhibit A.  Rose further acknowledges and agrees that as of the date hereof he does not hold any other warrants to purchase any stock of the Company.

3.             Cancellation of Promissory Note.  Rose hereby confirms and agrees that the Convertible Promissory Note dated November 17, 2000 in the original principal amount of $100,000 issued by the Company to Rose (the “Note”) was issued in error and further, the Company never received any loan amount from Rose pursuant to the Note and, as such, the Note was issued without valid consideration. On the date hereof, Rose agrees to deliver to the Company the original Note for cancellation, or, in the event the Note is lost, stolen or destroyed, Rose shall deliver to the Company a lost note affidavit in a form reasonably acceptable to the Company, which original cancelled Note or lost note affidavit is attached hereto as Exhibit B.  Rose and the Company hereby agree to mark such Note cancelled and further that the Company does not now owe, nor has it ever owed, Rose any monies in connection with the Note.

4.             Waiver of Default.  Rose hereby irrevocably and unconditionally waives any event of default or breach of contract that has occurred on or prior to the date hereof under any agreement or instrument between Rose and the Company, including but not limited to, that certain Convertible Promissory Note dated November 7, 2000 in the principal amount of $400,000 and that certain Convertible Promissory Note dated November 11, 2000 in the principal amount of $500,000.

5.             Termination of Security Interest.  Rose hereby agrees and acknowledges he does not hold any security interest in any assets of the Company, either tangible or intangible; provided, however, if such security interest does exist, Rose hereby irrevocably and unconditionally releases such security interest.  Rose further agrees to sign and execute, alone or with the Company, any financing statement or other document necessary to terminate any currently existing security interest he erroneously holds in any assets of the Company, including the execution of UCC-3 or similar forms.

6.             Release and Complete Defense.  Rose in acknowledging the transactions effected hereunder, hereby agrees and by this Agreement does irrevocably and unconditionally release the Company, as well as its agents, officers, directors, successors, assigns, agents, advisors, attorneys and other representatives, from or concerning any and all losses, claims, charges, causes of action or other liabilities, whether in contract or tort, known or unknown, arising out of or relating in any way to the surrender, cancellation or waiver of the Contributed Shares, the Warrant, the Note or any security interest, any event of default or any other matters related thereto.  This release is for any and all relief to the fullest extent permitted by law, no matter how denominated, including, but not limited to, compensatory damages, punitive damages, attorneys’ fees and costs actually incurred, or any other losses or damages, arising from any undertakings by the Company.  Rose expressly acknowledges that the benefits being offered to Rose in this Agreement and in connection with the Financing constitute consideration for the foregoing release that is in addition to anything of value to which Rose is already entitled from the Company and its affiliates.

7.             Waivers and Amendments.  Any provision of this Agreement may be amended, waived or modified upon the written consent of the Company, as approved by the Board of Directors, and Rose.

8.             Successors and Assigns.  The provisions hereof shall inure to the benefit of, and be binding upon, the successors, heirs and assigns, of the parties hereto.

9.             Governing Law.  This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflict laws provisions of the State of Texas or of any other state.

10.           Entire Agreement.  This agreement constitutes the entire understanding and agreement between the parties with regard to the subjects hereof.

11.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date and year first written above.

EPICEDGE, INC.

By:

Name:

Title:

Carl Rose

Exhibit A

Exhibit B